*AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

10029642

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66778

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpha Omega Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7202 Glen Forest Drive, Suite 300
(No. and Street)

Richmond (City) VA (State) 23226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert P. Louthan (804) 282-7682
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland
(Name – *if individual, state last, first, middle name*)

1700 Bayberry Court, Suite 300 (Address), Richmond (City), VA (State) 23226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/6

OATH OR AFFIRMATION

I, Robert P. Louthan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Omega Capital Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELE CORDEW
NOTARY ID # 7118270
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES FEBRUARY 28, 2011

Robert P. Louthan
Signature

President
Title

Michele Cordew
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPHA OMEGA CAPITAL SECURITIES, LLC

Financial Statements

For the Years Ended
December 31, 2009 and 2008

ALPHA OMEGA CAPITAL SECURITIES, LLC

Contents

	Page
Independent Auditors' Report	1
Financial Statements	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Member's Interest	4
Statements of Cash Flows	5
Notes to Financial Statements	6 – 7
Accompanying Information	
Report of Independent Auditors on Accompanying Information	9
Schedule I– Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1	10
Schedule II– Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3	11
Report on Internal Control Required by SEC Rule 17a-5	12

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditors' Report

The Board of Directors
Alpha Omega Capital Securities, LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of Alpha Omega Capital Securities, LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's interest, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2008 and for the year then ended, were audited by other auditors whose report dated February 23, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Omega Capital Securities, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
February 25, 2010

ALPHA OMEGA CAPITAL SECURITIES, LLC

Statements of Financial Condition
December 31, 2009 and 2008

ASSETS

	2009	2008
Current assets:		
Cash and cash equivalents	$ 24,729	$ 53,751
Prepaid expenses	1,635	291
Total current assets	$ 26,364	$ 54,042

LIABILITIES AND MEMBER'S INTEREST

	2009	2008
Current liabilities:		
Accounts payable	$ -	$ -
Deferred revenue	15,000	-
Total current liabilities	15,000	-
Member's interest:	11,364	54,042
Total liabilities and member's interest	$ 26,364	$ 54,042

See notes to financial statements.

ALPHA OMEGA CAPITAL SECURITIES, LLC

Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Income:		
Fees	$ 55,000	$ 102,000
Interest	271	732
Total Income	55,271	102,732
Expenses:		
Operating expenses allocated from the Parent	89,500	58,000
Amortization	498	-
Professional fees:		
Accounting	3,695	3,500
NASD	2,187	4,377
Legal	195	-
Referral fees	-	4,000
Annual renewal fees	1,752	-
State corporation fees	50	-
Bank Service Charge Fees	72	84
Total expenses	97,949	69,961
Net (loss) income	$ (42,678)	$ 32,771

See notes to financial statements.

ALPHA OMEGA CAPITAL SECURITIES, LLC

Statements of Changes in Member's Interest
For the Years Ended December 31, 2009 and 2008

	Member's Equity	Retained Earnings (Deficit)	Total
Balance at January 1, 2008	$ 11,000	$ 10,271	$ 21,271
Net income	-	32,771	32,771
Balance at December 31, 2008	11,000	43,042	54,042
Net loss	-	(42,678)	(42,678)
Balance at December 31, 2009	$ 11,000	$ 364	$ 11,364

See notes to financial statements.

ALPHA OMEGA CAPITAL SECURITIES, LLC

Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net (loss) income	$ (42,678)	$ 32,771
Adjustments to reconcile net income to net cash (used in) provided by operating activities		
Changes in assets and liabilities:		
Increase in prepaid expenses	(1,344)	(3)
Increase in deferred revenue	15,000	-
Net cash (used in) provided by operating activities	(29,022)	32,768
Net (decrease) increase in cash	(29,022)	32,768
Cash and cash equivalents, beginning	53,751	20,983
Cash and cash equivalents, ending	$ 24,729	$ 53,751

See notes to financial statements.

Notes to Financial Statements for the
Years Ended December 31, 2009 and 2008

Note 1 – Summary of significant accounting policies

Organization - Alpha Omega Capital Securities, LLC (the "Company") is a wholly owned subsidiary of Alpha Omega Capital Partners, LLC (the "Parent") incorporated in the state of Virginia on August 4, 2004. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers on June 1, 2005. The Company intends to act as an introducing broker engaging primarily in debt and equity placements.

The Parent is a structured business transfer, business valuations and growth services company. The Parent's liability, as the sole member of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability for damages other than for willful misconduct or a knowing violation of the criminal law.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates in the preparation of the financial statements – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

Fee revenue - The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives refundable and non-refundable, upfront advisory fees in most transactions. Advisory fees that are received upon the start of the engagement are deferred and recognized as the services are rendered based management's estimate of work performed and deliverables completed. Management estimates a reserve related to refundable advisory fees based on past experience and current knowledge of the transaction, at December 31, 2009 and 2008 management has determined that a reserve is not needed. Upon closing the transaction the Company is awarded a success fee, which is typically a percentage of the total sales price, and recognizes this revenue at closing when earned. The Company did not recognize any success fees during the current year.

Advertising – Advertising costs incurred by the Parent on behalf of the Company are included in the computation of the monthly expense allocation, such costs are expensed as incurred by the Parent (see Note 2).

Income taxes - The Company has elected to be treated as a limited liability company for Federal, state and local income tax purposes. Accordingly, all items of income, expense, gain and loss of the Company are generally reportable on the tax return of its member. Management has evaluated the effect of the guidance provided by U S Generally Accepted Accounting Principles on Accounting for Uncertainty in Income Taxes that became effective January 1, 2009. Management has evaluated all tax positions that could have a significant affect on the financial statements and determined the Company had no uncertain income tax positions at December 31, 2009.

Note 2– Related party transactions

The Company is charged an allocable portion of certain costs, including employee compensation and benefits, occupancy, depreciation of fixed assets and general and administrative costs, all incurred by its Parent on behalf of the Company. These costs are allocated to the Company using various measures that management believes are consistent with the types of costs covered by an expense agreement with the Parent. For the years ended December 31, 2009 and 2008, the Company paid $89,500 and $58,000, respectively, to the Parent for occupancy and general and administrative costs.

Note 3 – Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2009 and 2008, the Company had net capital of $9,728 and $53,751, respectively, as defined under Rule 15c3-1, which exceeded the requirements by $4,728 and $48,751, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 and 2008 was 1.54 to 1 and 0 to 1, respectively.

Note 4 - Concentration of credit risk

The Company places its cash and cash equivalents on deposit with a financial institution in the United States. In October and November 2008 the Federal Deposit Insurance Corporation (FDIC) temporarily increased coverage to $250,000 for substantially all depository accounts and temporarily provides unlimited coverage for certain qualifying and participating non-interest bearing transaction accounts. The increased coverage is scheduled to expire on December 31, 2013, at which time it is anticipated amounts insured by the FDIC will return to $100,000. The Company from time to time may carry amounts on deposit in excess of the insured limits.

Note 5 – SIPC supplemental report

Broker-dealers registered with the Securities and Exchange Commission, with some limited exceptions, are required to be members of the Securities Investor Protection Corporation ("SIPC"). The Company is a member of SIPC. Beginning for fiscal years ending after April 30, 2009 SIPC members that have net operating revenues of more than $500,000, must complete the SIPC supplemental report under SEA Rule 17a-5(e)(4). The Company was not required to have a supplemental report filed under SEA Rule 17a-5(e)(4) due to net operating revenue being less than $500,000.

Note 6 – Subsequent events

Subsequent events have been evaluated through February 25, 2010, which is the date the financial statements were available to be issued.

ACCOMPANYING INFORMATION

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditors
on Accompanying Information

The Board of Directors
Alpha Omega Capital Securities, LLC

We have audited the accompanying financial statements of Alpha Omega Capital Securities, LLC as of and for the year ended December 31, 2009, and have issued our report thereon dated February 25, 2010. The financial statements of the Company as of and for the year ended December 31, 2008, were audited by other auditors whose report dated February 23, 2009, expressed an unqualified opinion on those statements. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
February 25, 2010

Alpha Omega Capital Securities, LLC

Schedule I – Computation of Net Capital and Aggregate
Indebtedness Under Rule 15c3-1

December 31, 2009 and 2008

	2009	2008
Total member's equity	$ 11,364	$ 54,042
Net capital before haircuts on securities positions and other	11,364	54,042
Prepaid expenses	(1,636)	(291)
NET CAPITAL	9,728	53,751
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Deferred revenue	15,000	-
TOTAL AGGREGATE INDEBTEDNESS	15,000	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum required net capital	5,000	5,000
Excess of net capital over minimum required	$ 4,728	$ 48,751
Ratio of aggregate indebtedness to net capital	1.54 to 1	0 to 1

There were no material differences between the audited Computation of Net Capital and Aggregate Indebtedness included in this report and the corresponding schedule in the Company's unaudited December 31, 2009 Part 11A FOCUS filing that was amended on February 25, 2010.

Alpha Omega Capital Securities, LLC

Schedule II – Computation for Determination of Reserve Requirements
And Information Relating to Possession or
Control Requirements Under Rule 15c3-3

December 31, 2009 and 2008

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Board of Directors
Alpha Omega Capital Securities, LLC

In planning and performing our audit of the financial statements of Alpha Omega Capital Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A

significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal controls over financial reporting that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2009 and this report does not affect our report thereon dated February 25, 2010.

Material Weakness Identified:

Due to the size of the Company one individual is responsible for all accounting functions. This person is responsible for cash disbursements, accruals, reconciliations, all journal entries, and financial statement preparation. We recommend that the Company designate someone, independent of the accounting function, to review monthly transactions, journal entries, and monthly financial statement balances and determine whether balances are reasonable and reported in accordance with accounting principles generally accepted in the United States of America. This review should be documented by a signature and date of the person performing such review.

Corrective Action:

The Company has designated an officer of its Parent company to receive a monthly financial package to review for reasonableness in relation to accounting principles generally accepted in the United States of America, such review will be document by signature of the officer and date in which the review occurred.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives, except as identified above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under theSecurities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Richmond, VA
February 25, 2010